June 6, 2011

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Lisa Kohl Staff Attorney

H. Christopher Owings, Assistant Director

Re:

Registration Statement on Form S-1

Filed May 3, 2011

File No. 333-173873

Dear Mr. Owings and Ms. Kohl:

Below please find our responses to the Staff’s comment letter dated June 1, 2011 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 1, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

We note your disclosure that you are not a blank check company and have no plans or intentions to merge with an unidentified company.  However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

•

Your disclosure indicates that you are a development stage company issuing penny stock.

•

You have not generated any revenues and have conducted little business activity since your incorporation.

Mr. Owings and Ms. Kohl

June 6, 2011

•

You have not yet commenced operations and it is unclear whether you will be able to do so within the next 12 months.

•

You do not have any assets.

•

You will be unable to implement your business plan without obtaining substantial additional funding.

•

Your registration statement contains very general disclosure related to the nature of business plan and the services or products you intend to offer.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”  Therefore, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.  Alternatively, provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company, including a description of your day-to-day operations.

We appreciate the Staff’s position to prevent abuses related to registrants attempting to circumvent the application of Rule 419.  However, we hereby affirm that SW China Imports, Inc. (“SW China”) is not a “blank check company” and is not subject to Rule 419 of the Securities Act of 1933.

Rule 419(a)(2)(i) clearly defines a “blank check company” as a business that “is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person”.  Although SW China is a developmental stage company with minimal assets and nominal operations, it does not fit this definition of a “blank check company” because of the following:

A.

SW China has a bona fide business plan which we believe is viable with an above average chance of success.  This business plan was developed by Seon Won over the past two years prior to SW China’s incorporation and has been thoroughly disclosed in the Registration Statement on Form S-1;

B.

SW China’s management team has the experience and skills required to execute upon the business plan.  Not only does the management team possess substantial general business skills, but they also possess significant expertise and have extensive personal contacts within the industry;

C.

Seon Won’s former company, SW Enterprises, LLC (formerly LDA Enterprise, LLC), both single member limited liability companies, were engaged in the same general business as SW China.  The inherent limitations of raising capital with limited liability companies led to the formation of SW China.  While SW China could have technically acquired SW Enterprises, it was determined doing so would significantly increase the auditor fees while providing little to no benefit to SW China’s long-term position.  For the purpose of further establishing SW China’s

Mr. Owings and Ms. Kohl

June 6, 2011

viable business plan and intents, Mr. Won’s former company generated gross revenues of $10,270 for the fiscal year ended December 31, 2009 and $5,995 for the nine-months ended September 30, 2010, of which there are CPA prepared financial statements which, if the Staff desires, can be provided supplementally.  These revenues were generated by an undercapitalized business, something Mr. Won wishes to overcome through this offering;

D.

SW China has no plans or intentions to engage in any merger or acquisition activities.  This is disclosed in the prospectus on page 8, last paragraph of Rule 419 – “Blank Check Company”; and

E.

None of SW China’s management team has ever been involved in the management or ownership of a developmental stage company that has failed to successfully implement its business plan.

The day-to-day activities currently include, among others, (i) developing and maintaining contact with beauty supply stores, hair salons and independent hair stylists, (ii) researching and initiating preliminary contact with prospective manufacturers in China and South Korea, (iii) researching shipping and freight options, and (iv) establishing corporate banking relationships.

Cover Page of the Registration Statement

2.

Please include the date filed and registration number on the cover.

This information was included on the cover page to the Form S-1.  See the cover page.

Prospectus Cover Page

3.

Since there is no minimum amount of shares that must be sold, please state that the proceeds of the offering may be $0 to $500,000.  See Item 501(b)(3) of Regulation S-K.

We have added language disclosing that the proceeds of this offering may range between $-0- and $500,000.  See page 3.

4.

Please describe the effect on investors of the fact that funds received in this offering will not be placed in escrow or trust, including that such funds may be seized by your creditors and that if you fail to raise enough capital to commence operations, investors could lose their entire investment and will not be entitled to a refund.  See Item 501(b)(8)(iii) of Regulations S-K.

We have expanded our discussion relating to the risks associated with not using an escrow or trust account and the fact that investors are not entitled to a refund.  See page 3.

Risk Factors, page 8

If our common stock is accepted for quotation on the OTC Bulletin Board, page 13

Mr. Owings and Ms. Kohl

June 6, 2011

5.

Please revise your disclosure to state whether you intend to apply for quotation on the OTCBB, and to clarify that to be quoted on the OTCBB a market maker must file an application on your behalf.  Also state that there is no guarantee that a market maker will agree to file an application your behalf and that even if an application is filed, there is no guarantee that you will be accepted for quotation.

We have expanded the disclosure to explain the inherent risks and uncertainties in obtaining a listing on the OTCBB.  See page 14.

Use of Proceeds, page 15

6.

Please disclose the amount of anticipated offering costs expected to be deducted from the gross proceeds under each of the 25%, 50%, 75% and 100% offering scenarios.  Please also disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold and include language clarifying that the offering scenarios presented are for illustrative purposes only and that the actual amount of proceeds, if any, may differ.  See Item 504 of Regulation S-K.

We have expanded the disclosure under Use of Proceeds to discuss the range of the offering proceeds and the fact that the table is for illustrative purposes only.  Additionally, we have added two footnotes to better clarify (i) the amount and types of offering expenses being expensed from general operating expenses and (ii) disclosing the priority of expenses upon completing this offering as well as priorities in the event sufficient capital cannot be raised through this offering.  See page 15-16.

Dilution, page 15

7.

Please revise your presentation to show the dilution for the purchasers in your offering utilizing the anticipated net proceeds rather than gross proceeds.

The offering expenses were already included in the Use of Proceeds.  This has been better disclosed through an explanatory footnote in the Use of Proceeds table.  Therefore no changes need to be made to the dilution table.

Plan of Distribution, page 16

Procedures for Subscribing, page 18

8.

Please disclose the manner in which subscribers of your shares will receive such shares.  Also file the form subscription agreement to be used in the offering as an exhibit.

We expanded the disclosure to include how and when subscribers will receive their certificates.  See page 18.

Additionally, we have included a form of the Subscription Agreement.  See Exhibit 10.1.

Mr. Owings and Ms. Kohl

June 6, 2011

Management’s Discussion & Analysis or Plan of Operations, page 18

Results of Operations, page 19

9.

We note that you paid $50,000 to an outside consultant for the development of your website.  Please briefly describe the material terms of the consulting agreement and if written, file the agreement as an exhibit.

The general terms and intent of this agreement, include:

•

The development of SW China’s logo and corporate/professional image;

•

Creation of an interim website so SW China can be indexed with the major search engines;

•

Development of a fully functional retail website, complete with live product inventory monitoring, payment acceptance (ie. credit/debit cards, PayPal, etc.), and completed order processing and automated forwarding for fulfillment; and

•

Hosting and monitoring the retail website.

A copy of the Service Agreement has been included.  See Exhibit 10.2.

Description of our Business and Properties, page 19

Proposed Milestones to Implement Business Operations, page 22

10.

With a view towards informing investors of the way in which your proposed timeline may be affected by the amount of funds received in this offering, please state what you plan to do in the event that you do not raise enough funds to order $50,000 in inventory, including whether you will place a smaller order or will wait until you raise additional funds before you place any such order.

We have expanded the discussion to include Contingency Plans.  See page 23.

Certain Relationships and  Related Transactions and Corporate Governance, page 29

11.

Please disclose the loan advanced to the company by Mr. Won.  See Items 404(a) and (d) of Regulation S-K.

We added the disclosure relating to Mr. Won’s loan to the company.  See page 30.

12.

It appears that Mr. Hwang is also employed by the law firm that rendered the legal opinion in this filing.  Please provide the disclosure required by Item 404(a) of Regulation S-K and disclose this relationship in the “Interests of Named Experts and Counsel” section below.  See Item 509 of Regulation S-K.

We added further disclosure regarding Mr. Hwang’s concurrent duties to Ki-Hwang and the company.  See pages 30 and 31.

Mr. Owings and Ms. Kohl

June 6, 2011

13.

We note your risk factor disclosure on page 11 that you have not identified a plan to resolve any conflict of interest that may arise due to Mr. Won’s involvement in competing business activities in the same industry.  Please disclose such possible conflicts.

We expanded the disclosure to include what we perceive to be the biggest possible conflict with Mr. Won’s involvement in competing business activities.  See page 11.

14.

Please identify each of your promoters and state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company, and the nature and amount of any assets, services or other consideration therefore received or to be received by the company.  See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

We do not currently have any promoters nor do we have any plans to retain any promoters in the foreseeable future.  As such, we see no need to amend the registration statement to disclose the absence of such relationship(s).

Exhibits and Financial Statements Schedules, page II-2

Exhibit 5.1 – Legal Opinion of Ki-Hwang, LLC

15.

Please delete as inappropriate the disclaimer in the last sentence of the first paragraph.

The disclaimer has been removed.  See Exhibit 5.1.

16.

Please remove as inappropriate the limitation to Nevada “securities” laws in the second paragraph of the opinion.

The limitation has been removed.  See Exhibit 5.1

17.

Please change the reference to “Experts” in the last paragraph to “Interests of Named Experts and Counsel.”

The reference has been changed accordingly.  See Exhibit 5.1.

Signatures, page III-3

18.

Please ensure that language in your signature block conforms to the language set forth in Form S-1.  Also revise your signature block to differentiate the signatures on behalf of the company and the signatures where your officers and directors have signed the registration statement in their individual capacities.

The language in the signature block has been revised.  Further, the signature block formatting has been revised to differentiate the signature on behalf of the company and those signing in their individual capacities.  See page II-3.

Mr. Owings and Ms. Kohl

June 6, 2011

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Seon Won

Seon Won

President and Chief Executive Officer